Exhibit 99.2

January 22, 2019

Board of Directors

DNB Financial Corporation

c/o                               Gerald F. Sopp

Corporate Secretary

4 Brandywine Avenue

Downingtown, PA 19335-0904

Via Overnight Express and E-mail

Dear Members of the Board of Directors,

Reference is made to the Schedule 13D (the “13D”) filed with respect to the common stock of DNB Financial Corporation (“DNBF”) by CT Opportunity Partners I, L.P. et al. (the “Reporting Persons”) on January 17, 2019.

On behalf of the Reporting Persons, I am requesting that you form a committee of independent directors (or authorize an existing committee of independent directors) to (i) immediately engage a qualified financial advisor and solicit acquisition proposals for DNBF and (ii) investigate the payment (the “Liuzzi Payment”) made to DNBF’s former Chief Banking Officer, Mr. Vince Liuzzi, pursuant to that Severance Agreement and General Release, dated June 6, 2018, between Mr. Liuzzi and DNB First, N.A. (the “Severance Agreement”), as well as the disclosures made regarding the Liuzzi Payment in the Form 8-K filed by DNBF on June 7, 2018 (the “Liuzzi 8-K”).

Put simply, the Reporting Persons believe that (i) the market value of DNBF is well below its actual value (ii) due to lackluster financial performance and indifferent prospects and (iii) the best way to maximize value for all stockholders is through a sale transaction.  To the extent that you disagree with this point, we are happy to review any analysis that you might provide that would suggest otherwise, but the Reporting Persons assume these conclusions to be self evident.

The Reporting Persons are concerned, however, that DNBF’s senior management may have discouraged potential buyers and their intermediaries from making acquisition proposals (and actively avoided any encounters where an acquisition proposal might be made) in the past and this conduct has had, and is having, a chilling effect on any discussions likely to lead to an acquisition proposal.  More seriously, the Reporting Persons believe that this type of conduct (if it occurred) would deprive you of valuable information regarding (i) the extent and magnitude of potential buyers’ interest in an acquisition (ii) the potential prices that such potential buyers might be willing to pay and (iii) the merits of pursuing a sale transaction versus continuing the status quo.

Given these serious concerns, the Reporting Persons believe that it is only appropriate for you to form a special committee of independent directors, advised by qualified financial advisors of their own choosing, to affirmatively solicit acquisition proposals in order to mitigate the impact of any past conduct by DNBF senior management that might currently be having a chilling effect on any inbound expressions of interest.

It is hardly worth pointing out that, to the extent that DNBF senior management actively dissuaded any interested parties from making acquisition proposals in the past (or took steps reasonably intended to do so), such conduct not only deprived you of valuable information necessary for the exercise of your fiduciary duties, but also clearly indicates an agenda at odds with acting for the benefit of all stockholders.

With respect to the Liuzzi Payment, based on the Reporting Persons’ review of the Liuzzi 8-K, the Severance Agreement and Change of Control Agreement (as defined in the Severance Agreement), it appears that DNBF was under no obligation to make the Liuzzi Payment (other than any created by the Severance Agreement itself), yet it seems that both the Liuzzi 8-K and the Severance Agreement were drafted in a manner that gives the strong impression that DNBF was contractually obligated to make such payment (and in that amount).  The Reporting Persons do not have any basis to speculate whether such drafting was intentional or inadvertent, but given the fact that the disclosures regarding the Liuzzi Payment were made in a report filed pursuant the Securities and Exchange Act of 1934, it would seem only appropriate for you to form a committee of independent directors to determine (i) whether DNBF was obligated to make the Liuzzi Payment, (ii) whether the Severance Agreement and Liuzzi 8-K were intentionally drafted in a manner to suggest that a voluntary payment was instead a contractual obligation and (iii) what, if any, subsequent disclosures need be made.

Please do not hesitate to contact me to discuss any of the matters contained in the letter.

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

President
CT Opportunity Management LLC

Manager
Driver Management Company LLC